UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FIRST MERCURY FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320841 10 9

(CUSIP Number)

Richard H. Smith c/o First Mercury Financial Corporation 29621 Northwestern Hwy P.O. Box 5096 Southfield, Michigan 48034 (800) 762-6837	with a copy to: Heidi J. Steele McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Richard H. Smith

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,312,971
(8) Shared Voting Power 1,500
(9) Sole Dispositive Power 1,312,971
(10) Shared Dispositive Power 1,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,314,471

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

7.4%

(14)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 320841 10 9	Schedule 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of First Mercury Financial Corporation (the “Company”), a Delaware corporation. The principal executive offices of the Company are located at 29621 Northwestern Hwy., P.O. Box 5096, Southfield, Michigan 48034.

Item 2.	Identity and Background.

Richard H. Smith (the “Reporting Person”) is a United States citizen whose business address is c/o First Mercury Financial Corporation, 29621 Northwestern Hwy., P.O. Box 5096, Southfield, Michigan 48034. The Reporting Person’s principal occupation is President and Chief Executive Officer of the Company. The Reporting Person has never been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,314,471 shares. The Reporting Person has beneficial ownership of 1,500 shares of common stock held by his spouse.

This Schedule 13D is being filed as a result of the Reporting Person’s direct acquisition of shares of common stock following dissolution of 4SFW, L.L.C., an entity for which the Reporting Person owned 37.3% of the membership interests. On May 14, 2007, 4SFW, L.L.C. dissolved and the Reporting Person acquired direct ownership of 389,742 shares of common stock. The Reporting Person also holds 632,210 options to purchase the common stock of the Company, 477,022 of which are exercisable within 60 days of the filing of this Schedule. No consideration was paid for the receipt of these shares from 4SFW, L.L.C.

Item 4.	Purpose of Transaction.

The common stock of the Issuer is being held by the Reporting Person for investment purposes only and the Reporting Person does not have any plans or proposals with respect to such common stock.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the Reporting Person owns an aggregate of 1,314,471 shares of common stock of the Company, representing 7.4% of the outstanding shares of common stock based on 17,335,019 shares reported by the Company to be outstanding as of May 4, 2007 in its Form 10-Q for the period ended March 31, 2007. The Reporting Person has sole voting and dispositive power over 1,312,971 shares of common stock beneficially owned by him.

By virtue of his spouse owning 1,500 shares of common stock, the Reporting Person is deemed to have a indirect beneficial ownership of the 1,500 shares, including shared voting and dispositive power over these shares.

(c) No transactions in shares of the Company were affected by the Reporting Person in the past 60 days except for the acquisition of 389,742 shares of common stock following dissolution of 4SFW, L.L.C., as that acquisition is more fully described in Item 3.

(d) and (e) Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to                               Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 24, 2007.

/s/ Richard H. Smith

Richard H. Smith